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                          CANYON RESOURCES CORPORATION
         14142 DENVER WEST PARKWAY - SUITE 250 - GOLDEN, COLORADO 80401
                 TELEPHONE: (303) 278-8464 - FAX: (303) 279-3772


January 19, 2000



VIA FAX 202-942-9528
AND EDGAR



Jennifer Bowes
United States Securities and Exchange Commission
Washington, DC 20549-0405

RE:  Registration Statement on Form S-3
     File No. 333-41755
     Filed: December 9, 1997

Dear Ms. Bowes:

Canyon Resources Corporation hereby withdraws the above referenced Registration Statement. Please direct any inquiries to the undersigned.

Thank you.

Sincerely,

/s/ Richard T. Phillips

Richard T. Phillips
Treasurer